UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _6 )


Unify Corporation

(Name of Issuer)

Common Stock
(Title of Class of Securities)


904743101
(CUSIP Number)
		with a copy to:
Austin W. Marxe		Allen B. Levithan, Esq.
527 Madison Avenue, Suite 2600		Lowenstein Sandler PC
New York, New York 10022		65 Livingston Avenue
			Roseland, New Jersey 07068
			(973) 597-2424
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2009
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ?

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Cusip No.   904743101
	1.	Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only):

	Austin W. Marxe and David M. Greenhouse


	2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	[    ]	 	Not Applicable
	(b)	[    ]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions):  00

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e):
				Not Applicable

	6.	Citizenship or Place of Organization:	    United States

	Number of	7.	Sole Voting Power:	0*
	Shares Beneficially	8.	Shared Voting Power:      2,513,693*
	Owned by
	Each Reporting	9.	Sole Dispositive Power:	0*
	Person With	10.	Shared Dispositive Power:      2,513,693*

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
2,513,693*

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
		(See Instructions):		               Not Applicable

	13.	Percent of Class Represented by Amount in Row (11):    32.4% *

	14.	Type of Reporting Person (See Instructions):       IA, IN


*	This is a joint filing by Austin W. Marxe (?Marxe?) and David M.
Greenhouse (?Greenhouse?). Marxe and Greenhouse share sole voting and investment power over 209,262 shares of Common Stock, 484,080 warrants to purchase 102,084 common shares and $181,970 Debenture convertible into 36,394 shares of common stock owned by Special Situations Cayman Fund, L.P., 642,574 shares of Common Stock, 1,390,646 Warrants to purchase 292,658 common shares and $559,907 Debenture convertible into 111,981 common shares, owned by Special Situations Fund III QP, L.P., 330,113 shares of Common Stock, 788,480 Warrants to purchase 166,316 common shares and $293,951 Debenture convertible into 58,790 common shares owned by Special Situations Private Equity Fund, L.P., 55,808 shares of Common Stock, 138,120 Warrants to purchase 29,061 common shares and $55,991 Debenture convertible into 11,198 common shares owned by Special Situations Technology Fund, L.P., 277,134 shares of Common Stock, 663,720 Warrants to purchase 139,927 common shares and $251,958 Debenture convertible into 50,392 common shares, owned by Special Situations Technology Fund II, L.P., and 0 shares of Common Stock, 0 Warrants to purchase 0 common shares and $0 Debenture convertible into 0 common shares, owned by Special Situations Fund III, L.P.
  See Items 2 and 5 of this Schedule 13D for additional information.


Item 1.	Security and Issuer.
	This schedule related to the common stock and warrants of Unify Corporation (the ?Issuer?). The Issuer?s principal executive officers are located at 2101 Arena Blvd., Suite 100, Sacramento CA 95834

Item 2.	Identity and Background.
The persons filing this report are Austin W. Marxe (?Marxe?) and David M. Greenhouse (?Greenhouse?), who are the controlling principals of AWM Investment Company, Inc. (?AWM?), the general partner of and investment adviser to Special Situations Cayman Fund, L.P. (?Cayman?). AWM also serves as the general partner of MGP Advisers Limited Partnership (?MGP?), the general partner of and investment adviser to Special Situations Fund III, L.P. (?SSF III?) and the general partner of Special Situations Fund III QP, L.P. (?SSFQP?). Marxe and Greenhouse are also members of MG Advisers L.L.C. (?MG?), the general partner of Special Situations Private Equity Fund, L.P. (?SSPE?), and members of SST Advisers, L.L.C. (?SSTA?), the general partner of Special Situations Technology Fund, L.P. (?Technology?) and Special Situations Technology Fund II, L.P. (?Tech II?). AWM serves as the investment adviser to SSFQP, SSPE, Technology, and Tech II. (SSFQP, Cayman, SSPE, Technology and Tech II will hereafter be referred to as, the ?Funds?).

The principal office and business address of the Reporting Persons, is 527 Madison Avenue, Suite 2600, New York, NY 10022.

The principal business of each Fund is to invest in equity and equity-related securities and other securities of any kind or nature.

	Mr. Marxe and Mr. Greenhouse have never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor have either of them been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Marxe and Mr. Greenhouse are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.
	Each Fund utilized its own available net assets to purchase the securities referred to in this Schedule.

Item 4.	Purpose of Transaction.

	The securities referred to in this Schedule have been acquired by each of the Funds for investment purposes and not with the purpose or effect of changing or influencing control of the Issuer. Each Fund acquired the securities in the ordinary course of business and is holding the securities for the benefit of its investors.

Item 5.	Interest in Securities of the Issuer.

	This is a joint filing by Austin W. Marxe (?Marxe?) and David M. Greenhouse (?Greenhouse?). Special Situations Cayman Fund, L.P. owns 209,262 shares of Common Stock, 484,080 warrants to purchase 102,084 common shares and $181,970 Debenture convertible into 36,394 shares of common stock or 5.0% of the shares outstanding, Special Situations Fund III QP, L.P. owns 642,574 shares of Common Stock, 1,390,646 Warrants to purchase 292,658 common shares and $559,907 Debenture convertible into 111,981 common shares or 14.6% of the shares outstanding, Special Situations Private Equity Fund, L.P. owns 330,113 shares of Common Stock, 788,480 Warrants to purchase 166,316 common shares and $293,951 Debenture convertible into 58,790 common shares or 8.0% of the shares outstanding, Special Situations Technology Fund, L.P. owns 55,808 shares of Common Stock, 138,120 Warrants to purchase 29,061 common shares and $55,991 Debenture convertible into 11,198 common shares or 1.4% of the shares outstanding, Special Situations Technology Fund II, L.P. owns 277,134
Shares of Common Stock, 663,720 Warrants to purchase 139,927 common shares and $251,958 Debenture convertible into 50,392 common shares or 6.7% of the shares outstanding, and Special Situations Fund III, L.P. owns 0 shares of Common Stock, 0 Warrants to purchase 0 common shares and $0 Debenture convertible into 0 common shares or 0% of the shares outstanding. Messrs. Marxe and Greenhouse share the power to vote and direct the disposition of all shares of Common Stock owned by each of the Funds. Messrs. Marxe and Greenhouse are deemed to beneficially own a total of 1,514,891 shares of Common Stock, 3,465,046 Warrants to purchase 730,046 common shares and $1,343,777 Debenture convertible into 268,755 common shares or 32.4% of the shares outstanding.


The following table reflects the dispositions during the sixty days preceding the date of the event that required the filing of this statement:

          Special Situations Fund III, L.P.

Date
Quantity
Average Price


(Purchases)




Date

Quantity

Average Price

(Sales)

February 2009
1,000 Common Shares
$2.5

February 2009
$55,991 Corporate Bond
Total Consideration =
$55,991
March 2009
41,456 Common Shares
$1.65
March 2009
128,514 Warrants
Total Consideration =
$4,908




Item 6.	Contracts, Arrangements, Understandings or Relationships With
Respect to Securities of the Issuer.

		No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Messrs. Marxe and
Greenhouse and any other individual or entity.

Item 7.	Material to be Filed as Exhibits.

	Joint Filing Agreement.


Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 8, 2009



	/s/_Austin W. Marxe
Austin W. Marxe



	/s/_David M. Greenhouse
David M. Greenhouse






Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


JOINT FILING AGREEMENT


	Austin W. Marxe and David M. Greenhouse hereby agree that the Schedule 13D to which this agreement is attached is filed on behalf of each of them.



	/s/_Austin W. Marxe
Austin W. Marxe



	/s/_David M. Greenhouse
David M. Greenhouse






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